FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 01 October 2007


                                File no. 0-17630


                           Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review



                        BLOCK LISTING SIX MONTHLY RETURN


Information provided on this form must be typed or printed electronically and provided to an RIS.

Date: 1st October 2007

Name of applicant:                                         CRH plc

Name of scheme:                                            1990 Share Option Scheme (95/4438d)

Period of return:                           From:          01.04.07               To:        30.09.07

Balance of unallotted securities under scheme(s) from      8,251,180
previous return:

Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):

Less:  Number of securities issued/allotted under          252,289
scheme(s) during period (see LR3.5.7G):

Equals:  Balance under scheme(s) not yet issued/allotted   7,998,891
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 1st October 2007


Name of applicant:                                         CRH plc

Name of scheme:                                            1990 U.K. Share Option Scheme (95/4438e)
Period of return:                           From:          01.04.07               To:        30.09.07
Balance of unallotted securities under scheme(s) from      157,123
previous return:
Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):
Less:  Number of securities issued/allotted under scheme   2,097
(s) during period (see LR3.5.7G):
Equals:  Balance under scheme(s) not yet issued/allotted   155,026
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 1st October 2007


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Share Option Scheme (RA/CRHplc/00024)
Period of return:                           From:          01.04.07               To:        30.09.07
Balance of unallotted securities under scheme(s) from      18,271,841
previous return:
Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):
Less:  Number of securities issued/allotted under scheme   505,439
(s) during period (see LR3.5.7G):
Equals:  Balance under scheme(s) not yet issued/allotted   17,766,402
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 1st October 2007


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Share Option Scheme (United Kingdom)
                                                           (RA/CRHplc/00023)
Period of return:                           From:          01.04.07               To:        30.09.07
Balance of unallotted securities under scheme(s) from      622,816
previous return:
Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):
Less:  Number of securities issued/allotted under scheme   12,342
(s) during period (see LR3.5.7G):
Equals:  Balance under scheme(s) not yet issued/allotted   610,474
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 1st October 2007


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Savings Related Share Option Scheme (Republic
                                                            of Ireland) (RA/CRHplc/00024)


Period of return:                           From:          01.04.07               To:        30.09.07
Balance of unallotted securities under scheme(s) from      378,910
previous return:
Plus:  The amount by which the block scheme(s) has been    -
increased since the date of the last return (if any
increase has been applied for):
Less:  Number of securities issued/allotted under scheme   49,439
(s) during period (see LR3.5.7G):
Equals:  Balance under scheme(s) not yet issued/allotted   329,471
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340





                        BLOCK LISTING SIX MONTHLY RETURN



Information provided on this form must be typed or printed electronically and provided to an ris.



Date: 1st October 2007


Name of applicant:                                         CRH plc

Name of scheme:                                            2000 Savings Related Share Option Scheme (United Kingdom)
                                                           (RA/CRHplc/00020)




Period of return:                           From:          01.04.07               To:        30.09.07
Balance of unallotted securities under scheme(s) from      57,643
previous return:
Plus:  The amount by which the block scheme(s) has been    200,000
increased since the date of the last return (if any
increase has been applied for):
Less:  Number of securities issued/allotted under scheme   148,017
(s) during period (see LR3.5.7G):
Equals:  Balance under scheme(s) not yet issued/allotted   109,626
at end of period:


Name of contact:                                           Angela Malone, Company Secretary

Telephone number of contact:                               00 353 1 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  01 October 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director